Exhibit 99.1

NOTICE TO THE MARKET

GERDAU SIGNS TECHNICAL COOPERATION AGREEMENT WITH JFE STEEL CORPORATION FOR HEAVY PLATES PRODUCTION

The heavy plates rolling mill will startup in July at the Ouro Branco Mill and strengthen Gerdau’s positioning in the Americas’ flat steel industry.

Gerdau has just signed a technical cooperation agreement with Japan-based JFE Steel Corporation for the production in Brazil of heavy plates, a value added steel good, to serve the market in the Americas. The agreement will optimize the learning curve of the heavy plate rolling mill slated to start operations in July at the Ouro Branco Mill in the state of Minas Gerais, marking the expansion of Gerdau’s product line in the flat steel segment. The rolling mill initially was scheduled to start operations in late 2016, but the startup date was brought forward.

JFE’s technical consultants will help Gerdau to improve its technological mastery of heavy plate production, which should accelerate advances in its production processes. The technical cooperation agreement encompasses both the rolling and melt shop operations. This means that the Japanese will provide complete support for the development of new products. By July, the rolling mill should be producing a complete array of gauges.

“We selected JFE Steel Corporation because it is a world reference in technology for the production of heavy plates, as well as a leading global producer of the steel good,” said André B. Gerdau Johannpeter. With the technical agreement, Gerdau will be able to quickly and effectively supply the market with high-quality products. The production of heavy plates at the Ouro Branco Mill will make it possible to substitute imports of the good into the country and to serve new market niches.

The new rolling mill’s annual installed production capacity is 1.1 million tonnes of heavy plates, which are used in industries such as construction, oil and gas, shipping, wind power, highway, machinery and equipment and others. Gerdau launched its production of flat steel goods in Brazil in 2013, at its Ouro Branco Mill, after installing a rolling mill to produce hot-rolled coils with annual installed production capacity of 800,000 tonnes. In January 2016, the rolling mill to produce hot-rolled coils reached the mark of 1 million tonnes of goods produced since its startup.

Porto Alegre, February 04, 2016.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director